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                                                              File No. 005-53333
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                               Amendment No. 1 to
                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                ----------------
                              EXECUSTAY CORPORATION
                            (Name of Subject Company)

                          MARRIOTT INTERNATIONAL, INC.
                              MI SUBSIDIARY I, INC.
                                    (Bidders)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   30150K 10 0
                      (CUSIP Number of Class of Securities)

                           G. Cope Stewart, III, Esq.
               Senior Vice President and Associate General Counsel
                          Marriott International, Inc.
                               10400 Fernwood Road
                            Bethesda, Maryland 20857
                                 (301) 380-8399
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                   Copies To:

                               John F. Olson, Esq.
                           Gibson, Dunn & Crutcher LLP
                          1050 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 955-8522



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                                  INTRODUCTION

        This statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on January 12, 1999 (the "Schedule 14D-1") by Marriott International, Inc., a Delaware corporation ("Marriott"), and MI Subsidiary I, Inc., a Delaware corporation ("Purchaser") and a wholly owned, direct subsidiary of Marriott, in connection with the offer to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of ExecuStay Corporation, a Maryland corporation (the "Company"), at a price of $14.00 per Share, net to the tendering stockholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 12, 1999, and the related Letter of Transmittal.

Item 11. Material to be Filed as Exhibits

        Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibits:

         (a)(9)   Press Release, dated January 6, 1999, issued by Marriott
        (a)(10)   Press Release, dated January 13, 1999, issued by Marriott
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                                    SIGNATURE

        After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 1999
                                               MI SUBSIDIARY I, INC.



                                               By   /s/  G. COPE STEWART, III
                                                    -------------------------
                                                    Name:  G. Cope Stewart, III
                                                    Title:  Vice President



                                    SIGNATURE

        After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 1999
                                        MARRIOTT INTERNATIONAL, INC.



                                        By  /s/  G. COPE STEWART, III
                                            -------------------------
                                            Name:  G. Cope Stewart, III
                                            Title:  Executive Vice President and
                                                     Associate General Counsel
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                                  EXHIBIT INDEX


  Exhibit
  Number                                       Exhibit
  -------                                      -------

* (a)(1) Offer to Purchase, dated January 12, 1999
* (a)(2) Letter of Transmittal
* (a)(3) Notice of Guaranteed Delivery
* (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
* (a)(7) Form of Summary Advertisement, dated January 12, 1999
* (a)(8) Press Releases, dated January 6, 1999 and January 11, 1999 issued by Marriott
  (a)(9) Press Release, dated January 6, 1999, issued by Marriott
 (a)(10) Press Release, dated January 13, 1999, issued by Marriott
    (b)  None
* (c)(1) Merger Agreement, dated as of January 6, 1999, among the Company, Purchaser and Marriott
* (c)(2) Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and certain executive officers of the Company
* (c)(3) Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and B. Andersen
* (c)(4) Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and K. Regan
* (c)(5) Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and certain stockholders of the Company
* (c)(6) Forms of Employment Agreement (included in exhibits (c)(2) and (c)(3))
    (d)  None
    (e)  Not Applicable
    (f)  None
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*  Previously filed.